Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED JULY 16, 2024
TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of August 1, 2024;
•to disclose the calculation of our June 30, 2024 net asset value (“NAV”) per share for all share classes;
•to provide an update on our share repurchase requests; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of June 30, 2024, our portfolio, based on the NAV of our investments, consisted of 85% real estate properties and 15% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of June 30, 2024, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of rental housing (68%), net lease (23%), logistics (5%) and office (4%).

August 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2024 (and repurchases as of July 31, 2024) is as follows:

Transaction Price (per share)
Class S	$11.1158
Class I	$11.2130
Class D	$11.3137
Class T	$11.2130
The August 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class. The transaction price per Class T share is equal to our Class I transaction price since no Class T shares are outstanding.
June 30, 2024 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2024 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2024 ($ and shares/units in thousands):

Components of NAV	June 30, 2024
Investments in real estate	$1,845,161
Investments in real estate-related loans and securities	121,089
Investments in unconsolidated entities	81,034
Cash and cash equivalents	13,053
Restricted cash	32,557
Other assets	31,071
Debt obligations	(1,113,840)
Accrued stockholder servicing fees(1)	(243)
Management fee payable	(928)
Dividend payable	(4,847)
Subscriptions received in advance	(17,531)
Other liabilities	(46,322)
Non-controlling interests in joint ventures	(16,217)
Net asset value	$924,037
Number of shares/units outstanding	82,879

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of June 30, 2024, we had accrued under GAAP approximately $20.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of June 30, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$333,940	$456,461	$1,812	$—	$92,692	$38,210	$922	$924,037
Number of shares/units outstanding	30,042	40,708	160	—	8,476	3,411	82	82,879
NAV per share/unit as of June 30, 2024	$11.1158	$11.2130	$11.3137	$—	$10.9360	$11.2012	$11.2012

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of June 30, 2024, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.8%
Net Lease	7.0%	6.1%
Logistics	7.0%	6.0%
Office	9.2%	7.8%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Net Lease Investment Values	Logistics Investment Values	Office Investment Values
Discount Rate	.25% Decrease	1.8%	2.2%	2.0%	1.7%
(weighted average)	.25% Increase	(1.7)%	(2.1)%	(1.9)%	(2.0)%
Exit Capitalization Rate	.25% Decrease	2.8%	2.8%	2.9%	1.8%
(weighted average)	.25% Increase	(2.6)%	(2.5)%	(2.7)%	(2.0)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2024 ($ and shares/units in thousands):

Components of NAV	May 31, 2024
Investments in real estate	$1,702,228
Investments in real estate-related loans and securities	134,740
Investments in unconsolidated entities	80,381
Cash and cash equivalents	72,021
Restricted cash	16,536
Other assets	37,748
Debt obligations	(1,032,347)
Accrued stockholder servicing fees(1)	(260)
Management fee payable	(943)
Dividend payable	(4,908)
Subscriptions received in advance	(1,562)
Other liabilities	(50,164)
Non-controlling interests in joint ventures	(14,544)
Net asset value	$938,926
Number of shares/units outstanding	83,784

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of May 31, 2024, we had accrued under GAAP approximately $21.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S and Class D shares sold (as of May 31, 2024, we had not sold any Class T shares).

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2024 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
Net asset value	$339,258	$465,592	$1,770	$—	$93,195	$38,189	$922	$938,926
Number of shares/units outstanding	30,365	41,313	156	—	8,476	3,392	82	83,784
NAV Per Share/Unit as of May 31, 2024	$11.1726	$11.2698	$11.3688	$—	$10.9952	$11.2573	$11.2573

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

As of May 31, 2024, we had not sold any Class T shares.

Share Repurchase Request Update
Pursuant to the terms of our share repurchase plan, the total amount of shares that we repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV attributable to our stockholders as of the last day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV attributable to our stockholders as of the last day of the previous calendar quarter.
In April 2024, we received repurchase requests equal to 2.3% of our aggregate NAV as of the last calendar day of the previous calendar month. In addition, during the calendar quarter ended June 30, 2024, we received repurchase requests equal to 5.6% of our aggregate NAV as of the last calendar day of the previous calendar quarter.
Given our desire to satisfy 100% of the repurchase requests submitted by stockholders and our ample liquidity to do so, our board of directors, including all of our independent directors, unanimously authorized repurchases for April 2024 in excess of our 2% monthly repurchase limitation and repurchases during the quarter ended June 30, 2024 in excess of our 5% quarterly limitation, such that 100% of share repurchase requests received during the calendar quarter ended June 30, 2024 were satisfied.
Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 32,194,600 shares of our common stock (consisting of 21,953,778 Class S shares, 10,069,361 Class I shares and 171,461 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $421,832,798 and (ii) 2,628,953 shares of our common stock (consisting of 2,297,276 Class S shares, 330,999 Class I shares and 678 Class D shares; no Class T shares had been issued or sold) pursuant to our distribution reinvestment plan for a total value of $33,377,597. We intend to continue selling shares in the Offering on a monthly basis.